TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH	$ 283,071
ACCOUNTS RECEIVABLE	16,423
PREPAIDS AND DEPOSITS	5,210
TOTAL	$ 304,704

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 291
Related party payable to Trading Technologies International, Inc.	180,776
Total liabilities	181,067
SHAREHOLDER'S EQUITY:	
Membership interest	224,000
Accumulated deficit	(100,363)
Total shareholder's equity	123,637
TOTAL	$ 304,704

See notes to financial statements.